UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated January 2, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: January 3, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Telephone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

January 2, 2008

STRATHMORE ANNOUNCES KEY SENIOR MANAGEMENT CHANGES.

Strathmore Minerals Corp (“Strathmore or “the Company”) announces the following key senior internal management changes, effective January 1, 2008:

Dev Randhawa is stepping down as CEO, but will continue his role as Chairman. Strathmore’s current President & COO, David Miller will succeed Mr. Randhawa as CEO. Mr. Steven Khan, Vice-President, Corporate Development, has been appointed President. John DeJoia becomes Vice-President, New Mexico Operations and James Crouch has been promoted to Vice-President, Wyoming Operations. Patrick Groening remains CFO.

These management changes are designed to effectively accomplish Strathmore’s transformation to an operating mining company. The Company’s primary development efforts continue in the Gas Hills Uranium District of Wyoming where production is expected to begin in 2009-2010 and at the premiere Roca Honda deposit in New Mexico, which is being co-developed with Sumitomo Corp.

Chairman Dev Randhawa, who founded Strathmore in 1996 and positioned the Company as an early uranium participant, noted, “This is the right team to take Strathmore to the next level. David Miller, Steve Khan and the entire technical team have the experience to complete our evolution into an operating mining company and lead Strathmore to our ultimate goal of becoming a leading uranium producer in the United States. ”

The Board would like to thank Mr. Randhawa for his contributions and guidance as CEO during the Company's formative years. Strathmore looks forward to his continued support as the Company enters a new phase of growth and opportunity.

The Company also announces that it has granted to directors and officers stock options to purchase up to 400,000 common shares at $2.25 per share for a period of 5 years.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com